SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 13 March, 2008


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Directorate Change announcement made on 13 March, 2008









DC08-093                                                          March 13, 2008

                              BOARD CHANGES AT BT

BT today announced that Eric Daniels, group chief executive of LloydsTSB Group plc, and the Rt Hon Patricia Hewitt MP, will join the BT Board as non-executive directors with effect from 1 April 2008 and 24 March 2008 respectively.

Sir Mike Rake, Chairman of BT, said: "I am delighted to welcome Eric and Patricia to the Board. Eric brings very strong global business experience to the Board, particularly on financial and consumer matters. Patricia brings deep experience of government affairs, politics and public policy, and has held UK cabinet posts for both health and trade & industry."

Notes to Editors

J Eric Daniels

Eric Daniels joined the LloydsTSB board in 2001 as Group Executive Director, UK Retail Banking before his appointment as Group Chief Executive in June 2003.

From 2000-1 Eric was chairman and chief executive of Zona Financiera, a leading Latin American financial portal. Before that, Eric joined Citibank in 1975 and had a twenty five year career, spending time on assignments in Panama, Europe (as head of the Consumer Bank between 1996-1997), Latin America and the USA. In 1998, he was appointed COO of the Consumer Bank globally. Following the Citibank /Travelers merger in 1998, he was Chairman and CEO of Travelers Life and Annuity until 2000. Aged 56, he is married with one child.

Rt Hon Patricia Hewitt MP

Patricia Hewitt is Labour MP for Leicester West. She was Secretary of State for Health from 2005-7 and Secretary of State for Trade & Industry from 2001-5 (and Minister of State for Trade & Industry from 1999-2001).

Prior to her Parliamentary career, Patricia was director of research at Andersen Consulting (now Accenture) (1994-7) and Deputy Director of the Institute for Public Policy Research, which she helped found, from 1989-94. Prior to that, she held policy coordination and press officer roles for Rt Non Neil Kinnock MP. Aged 59, Patricia is married with two children.

For further information

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of local, national and international telecommunications services to our customers for use at home, at work and on the move; higher-value broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 13 March, 2008